PACIFIC BOOKER MINERALS INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

THREE MONTH PERIOD ENDED APRIL 30, 2020

CONTENTS	PAGE #
Notice	3
Condensed Interim Statements of Financial Position	4
Condensed Interim Statements of Comprehensive Loss	5
Condensed Interim Statements of Changes in Equity	6
Condensed Interim Statements of Cash Flows	7
Notes to the Condensed Interim Financial Statements	8 to 30

NOTICE

The accompanying unaudited condensed interim financial statements have been prepared by management and approved by the Audit Committee and Board of Directors.

The Company’s independent auditors have not performed a review of these financial statements

PACIFIC BOOKER MINERALS INC.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

	April 30, 2020	January 31, 2020

ASSETS

Current assets
Cash and cash equivalents	$1,815,634	$1,887,924
Receivables	6,049	2,507
Prepaid expenses and deposits	59,570	84,882

	1,881,253	1,975,313

Mineral property interests (Note 5)	4,832,500	4,832,500
Exploration and evaluation assets (Note 6)	24,880,659	24,880,659
Equipment, vehicles and furniture (Note 7)	51,043	55,211
Reclamation deposits	123,600	123,600

Total assets	$31,769,055	$31,867,283

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$9,821	$16,439
Amounts owing to related parties (Note 10)	16,469	19,198

	26,290	35,637

Shareholders' equity
Share Capital (Note 8)	54,223,481	54,223,481
Contributed surplus (Note 8)	17,486,131	17,486,131
Deficit	(39,966,847)	(39,877,966)

	31,742,765	31,831,646

Total liabilities and shareholders’ equity	$31,769,055	$31,867,283

Approved by the Board of Directors and authorized for issue on June 22, 2020:

“William Deeks”	“John Plourde”
William Deeks, Chairman	John Plourde, CEO

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

	Three Month Period Ended April 30,
	2020	2019

OPERATING EXPENSES
Consulting fees – related party (Note 10)	$225	$225
Consulting fees - Option based payments (Note 8 & 10)	-	-
Depreciation	4,168	2,647
Directors fees	2,000	2,000
Directors fees - Option based payments (Note 8 & 10)	-	-
Filing and transfer agent fees	9,283	11,567
Foreign exchange (gain)loss	(15,309)	(5,213)
Finance income	(126)	-
Gain on disposal of vehicle	-	(6,491)
Investor relations – related party (Note 10)	33,000	132,000
Investor relations - Option based payments (Note 8 & 10)	-	-
Office and miscellaneous	3,074	2,169
Office rent	23,061	20,692
Professional fees (Note 10)	12,277	13,726
Professional fees - Option based payments (Note 8 & 10)	-	-
Shareholder information and promotion	5,372	26,390
Telephone	1,181	1,209
Travel	10,675	7,895

Loss from operations	(88,881)	(208,816)

Income tax expense	-	-

Net loss and comprehensive loss for the period	(88,881)	(208,816)

Basic and diluted loss per share (Note 9)	$(0.01)	$(0.01)

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

	Number of Shares	Share Capital Amount	Contributed Surplus	Deficit	Total

Balance, February 1, 2019	14,871,404	$ 52,068,605	$ 17,199,780	$ (38,816,938)	$ 30,451,447
Warrants exercised	1,575,565	1,575,565	-	-	1,575,565
Net loss for the period	-	-	-	(208,816)	(208,816)

Balance, April 30, 2019	16,446,969	$ 53,644,170	$ 17,199,780	$ (39,025,754)	$ 31,818,196
Options exercised	320,000	579,311	(259,311)	-	320,000
Option based payments	-	-	545,662	-	545,662
Net loss for the period	-	-	-	(852,212)	(852,212)

Balance, January 31, 2020	16,766,969	$ 54,223,481	$ 17,486,131	$ (39,877,966)	$ 31,831,646
Net loss for the period	-	-	-	(88,881)	(88,881)

Balance, April 30, 2020	16,766,969	$ 54,223,481	$ 17,486,131	$ (39,966,847)	$ 31,742,765

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

	Three Month Period Ended April 30,
	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(88,881)	$(208,816)
Items not affecting cash:
Depreciation	4,168	2,647
Option based payments	-	-

Changes in non-cash working capital items:
(Increase)/decrease in receivables	(3,542)	(3,618)
(Increase)/decrease in prepaids and deposits	25,312	22,486
Increase/(decrease) in accounts payable and accrued liabilities	(6,618)	(383)
Increase/(decrease) in amounts owing to related parties	(2,729)	151,010

Net cash provided by/(used in) operating activities	(72,290)	(36,674)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Share Capital	-	1,575,565

Net cash provided by financing activities	-	1,575,565

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests and Exploration and evaluation costs (net of recovery)	-	-
Disposal of equipment, vehicles or furniture	-	2,309
Purchase of equipment, vehicles or furniture	-	(62,633)

Net cash used in investing activities	-	(60,324)

Change in cash and cash equivalents during the period	(72,290)	1,478,567

Cash and cash equivalents, beginning of period	1,887,924	564,507

Cash and cash equivalents, end of period	$1,815,634	$2,043,074

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2020 and 2019

1.

CORPORATE INFORMATION

The Company was incorporated on February 18, 1983 under the Company Act of British Columbia as Booker Gold Explorations Limited.  On February 8, 2000, the Company changed its name to Pacific Booker Minerals Inc.  The address of the Company’s corporate office and principal place of business is located at Suite #1103 - 1166 Alberni Street, Vancouver, British Columbia, Canada.

The Company’s principal business activity is the exploration of its mineral property interests, with its principal mineral property interests located in Canada.  The Company is listed on the TSX Venture Exchange (“TSX-V”) under the symbol “BKM” and was listed on the NYSE MKT Equities Exchange (“NYSE MKT”) under the symbol “PBM” until the voluntary delisting on April 29, 2016.

2.

BASIS OF PRESENTATION

(a)

Statement of compliance

These condensed interim financial statements and the notes thereto (the "Financial Statements") are unaudited and are prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) and so do not include all of the information required for full annual statements.  The accounting policies and method of computation applied in these condensed interim financial statements are the same as those applied by the Company in its financial statements as at and for the year ended January 31, 2020.  These condensed interim financial statements should be read in conjunction with the audited financial statements for the year ended January 31, 2020.

The significant accounting policies applied in these condensed interim financial statements are based on IFRS issued and outstanding on June 22, 2020, the date on which the Board of Directors approved the condensed interim financial statements for filing.

(b)

Going concern of operations

These financial statements have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

A going concern in accounting is a term that indicates whether or not the entity can continue in business for the next fiscal year.  Indicators against a “going concern” are negative cash flows from operations, consecutive losses from operations, and an accumulated deficit.

The Company is a resource company, and must incur expenses during the process of exploring and evaluating a mineral property to prove the commercial viability of the ore body, a necessary step in the process of developing a property to the production stage.  As a non-producing resource company, the Company has no operating income, cash flow is generated mostly by the sale of shares by the Company, and an accumulated deficit is the result of operations and exploration activities without production.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2020 and 2019

2.

BASIS OF PRESENTATION (cont’d)

(b)

Going concern of operations (cont’d)

The Company has incurred losses and negative cash flows from operations since inception and has an accumulated deficit.  These conditions indicate the existence of a material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern.  The ability of the Company to continue as a going concern depends upon its ability to continue to raise adequate financing and to develop profitable operations in the future.

The ability of the Company to realize the costs it has incurred to date on its mineral property interests is dependent upon the Company being able to continue to finance its exploration and evaluation costs.  To date, the Company has not earned any revenue and is considered to be in the advanced exploration stage.

Management has based “the ability to continue in operations” judgement on various factors including (but not limited to) the opinion of management that the Morrison project will receive the necessary certificates/permits to allow the Company to proceed with the development of the project to the production phase, that the Company’s claims are in good standing, the NI 43-101 feasibility study (completed in 2009) shows commercially viable quantities of mineral resources.  The Company has sufficient cash on hand to meet its obligations for the fiscal year and anticipates proceeds from the exercise of options and warrants to ensure the Company’s financial resources.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the statements of financial position.  These financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

	April 30, 2020	January 31, 2020

Working capital	$ 1,854,693	$ 1,939,676
Loss for the period	(88,881)	(1,061,028)
Deficit	(39,966,847)	(39,877,966)

(c)

Basis of Measurement

The financial statements have been prepared under the historical cost convention, except for certain financial instruments which are measured at fair value.

(d)

Functional and presentation currency

The financial statements are presented in Canadian dollars, which is the Company’s functional and presentation currency.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2020 and 2019

2.

BASIS OF PRESENTATION (cont’d)

(e)

Critical accounting judgements

The preparation of these financial statements, in conformity with IFRS, requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions of accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected by that revision.

(i)

Going concern

The Company’s ability to execute its strategy by funding future working capital requirements requires judgment.  Assumptions are continually evaluated and are based on historical experience and expectations of future events that are believed to be reasonable under the circumstances (see Note 2(b)).

(f)

Key sources of estimation uncertainty

(i) Recoverability of asset carrying values for equipment, vehicles and furniture

The declining balance depreciation method used reflects the pattern in which management expects the asset’s future economic benefits to be consumed by the Company.  The Company assesses its equipment, vehicles and furniture for possible impairment as described in Note 3(d), if there are events or changes in circumstances that indicate that the recorded carrying values of the assets may not be recoverable at every reporting period.  Such indicators include changes in the Company’s business plans affecting the asset use and anticipated life and evidence of current physical damage.

(ii)

Option based payments

The Company has an equity-settled option to purchase shares plan for Eligible Persons (as defined by the policies of the TSX Venture Exchange and/or National Instrument 45-106).  The fair value of the share purchase options are estimated on the measurement date by using the Black-Scholes option-pricing model, based on certain assumptions and recognized as option based payments expense over the vesting period of the option with a corresponding increase to equity as contributed surplus.  Those assumptions are described in Note 8 of the annual financial statements and include, among others, expected volatility, forfeiture rate, expected life of the options and number of options expected to vest.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2020 and 2019

2.

BASIS OF PRESENTATION (cont’d)

(f)

Key sources of estimation uncertainty (cont’d)

(iii)

Exploration and evaluation assets & Mineral property interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Recovery of amounts indicated under mining properties and the related exploration and evaluation assets are subject to the discovery of economically recoverable reserves, the Company’s ability to obtain the necessary permits, the Company's ability to obtain the financing required to complete development and profitable future production or the proceeds from the sale of such assets.

At April 30, 2020, management determined that the carrying value of the mining properties is best represented by historical costs, which may or may not reflect their eventual recoverable value.  Management reviews the property for impairments on an on-going basis and considers the carrying value appropriate for the current period.  Significant assumptions and estimates used by management to determine the recoverable value are included in Note 3(d).

(iv)

Restoration and close down provisions

The Company recognizes reclamation and close down provisions based on “Best Estimate” which can be based on internal or external costs.  The Company is required to have a bond in place in an amount determined by the provincial government to provide for the costs of reclamation of the site disturbances.  This bond shows as Reclamation deposit asset on the statement of financial position.  Significant assumptions used by management to ascertain the provision are described in Note 3(e).

(v)

Taxes

Provisions for income tax liabilities and assets are calculated using the best estimate of the tax amounts prepared by knowledgeable persons, based on an assessment of relevant factors.  The Company reviews the adequacy of the estimate at the end of the reporting period.  It is possible that at some future date, an additional liability or asset could result from audits by the taxing authorities.  Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will be reflected in the tax provisions in the current period when such determination is made.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2020 and 2019

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(d)

Impairment

(i)

Financial assets

The Company assesses on a forward-looking basis, the expected credit losses associated with its assets, even if no actual loss events have taken place.  In addition to past events and current conditions, reasonable and supportable forward-looking information that is available without undue cost or effort is considered in determining impairment. One model applies to all financial instruments subject to impairment testing.

(ii)

Non-financial assets

The carrying amounts of equipment, vehicles and furniture are reviewed at each reporting date to determine whether there is any indication of impairment.

The carrying amounts of mining properties and exploration and evaluation assets are assessed for impairment only when indicators of impairment exist, typically when one of the following circumstances applies:

•

Exploration rights have / will expire in the near future;

•

No future substantive exploration expenditures are budgeted;

•

No commercially viable quantities discovered and exploration and evaluation activities will be discontinued;

•

Exploration and evaluation assets are unlikely to be fully recovered from successful development or sale.  If any such indication exists, then the asset’s recoverable amount is estimated.

Mining properties and exploration and evaluation assets are also assessed for impairment upon the transfer of exploration and evaluation assets to development assets regardless of whether facts and circumstances indicate that the carrying amount of the exploration and evaluation assets is in excess of their recoverable amount.

The recoverable amount of an asset (or cash-generating unit) is the greater of its value in use and its fair value less costs to sell.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit", or "CGU").  The level identified by the group for the purposes of testing exploration and evaluation assets for impairment corresponds to each mining property.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2020 and 2019

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(d)

Impairment (cont’d)

(ii)

Non-financial assets (cont’d)

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount.  Impairment losses are recognized in profit or loss.  Impairment losses recognized in respect of CGUs are allocated to the assets in the unit (group of units) on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(e)

Restoration and close down provision

The Company is required to have a bond in place in an amount determined by the Ministry of Mines to provide for the costs of reclamation of the site disturbances. This bond shows as Reclamation deposit in the assets on the statement of financial position.  The reclamation obligation is generally considered to have been incurred when mine assets are constructed or the ground environment is disturbed at the project location.

The Company also estimates the timing of the outlays, which is subject to change depending on continued operation or newly discovered reserves.  Additional disturbances or changes in restoration obligations will be recognized when they occur.

The Company has determined that it has no additional restoration obligations as at April 30, 2020.

(f)

Equipment, vehicles and furniture

Equipment, vehicles and furniture are recorded at cost.  Depreciation is calculated on the residual value, which is the historical cost of an asset less the prior allowances made.  Depreciation methods, useful life and residual value are reviewed at each financial year-end and adjusted, if appropriate. Where an item of equipment, vehicles and furniture is comprised of major components with different useful lives, the components are accounted for as separate items. The Company currently provides for depreciation annually as follows:

Automobile	30% declining balance
Computer equipment	30% to 45% declining balance
Office furniture and equipment	20% declining balance

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2020 and 2019

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(g)

Option based payments

The Company has an equity settled stock option plan that grants options to buy common shares of the Company to Eligible Persons (as defined by the policies of the TSX Venture Exchange and/or National Instrument 45-106).  The fair value of stock options are estimated at the measurement date, using the Black-Scholes option pricing model and recorded as option based payments expense in the statement of comprehensive loss and credited to contributed surplus within shareholders’ equity, over the vesting period of the stock options, based on the Company’s estimate of the number of stock options that will eventually vest.

(h)

Private Placement Unit Offerings

The Company engages in equity financing transactions to obtain the funds necessary to continue operations.  These equity financing transactions involve issuance of common shares or units (“Units”).  A Unit comprises a specific number of common shares and a specific number of share purchase warrants (“Warrants”) at a set price.  The Warrants are exercisable into additional common shares prior to expiry at a price and on the terms and conditions stipulated by the Financing Agreement.

Warrants that are part of units are valued using residual value method which involves comparing the selling price of the Units to the Company’s share price on the announcement date of the financing.  The market value is then applied to the common share purchase (“Share Capital”), and any residual amount is assigned to the warrants (“Warrant Reserve”).

Warrants that are issued as payments for agency fees or other transaction costs are accounted for as share-based payments and are recognized in equity.

Under IAS 32, these warrants are an equity instrument as they are not issued in exchange for goods or services and are exercisable for a fixed amount of cash, denominated in the functional currency.  Warrants classified as equity instruments are not subsequently re-measured for changes in fair value.

If a warrant holder exercises the option to convert the warrants into common shares, the accounting for the exercise will include the transfer of the Warrant Reserve value to the Share Capital account.  The accounting for unexercised warrants will transfer the Warrant Reserve value to the Contributed Surplus account at the date the warrants expire unexercised.

(i)

Loss per share

The basic and diluted loss per share shown in these statements is calculated using the weighted-average number of common shares outstanding during the period.

The weighted average number of common shares outstanding for the period ended April 30, 2020 does not include the nil (2019 – nil) warrants outstanding and the 2,975,000 (2019 – 2,595,000) stock options outstanding as the inclusion of these amounts would reduce the loss per share amount and are therefore considered anti-dilutive.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2020 and 2019

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(j)

Income taxes

Income tax expense comprises current and deferred tax.  Income tax is recognized in the statements of comprehensive loss except to the extent it relates to items recognized in other comprehensive income or directly in equity.

(i)

Current tax

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible.  Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period.  Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation.  Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

(ii)

Deferred tax

Deferred taxes are the taxes expected to be payable or recoverable on the difference between the carrying amounts of assets in the statement of financial position and their corresponding tax bases used in the computation of taxable profit, and are accounted for using the statement of financial position liability method.  Deferred tax liabilities are generally recognized for all taxable temporary differences between the carrying amounts of assets and their corresponding tax bases.  Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.  Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities:

•

are generally recognized for all taxable temporary differences;

•

are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future; and

•

are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes.

Deferred tax assets:

•

are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized; and

•

are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of an asset to be recovered.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2020 and 2019

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(k)

Financial instruments

The Company adopted IFRS 9 Financial Instruments effective February 1, 2018.  Under IFRS 9, the Company recognizes all financial assets initially at fair value and classifies them into one of the following measurement categories: fair value through profit or loss (“FVTPL”), fair value through other comprehensive (“FVTOCI”) or amortized cost, as appropriate.  On adoption of IFRS 9, there was no accounting impact to the financial statements and there were no changes in the carrying values of any of the Company’s financial assets.

Financial liabilities are initially recognized at fair value and classified as either FVTPL or amortized cost, as appropriate.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial asset has been impaired.

The Company had made the following classification of its financial instruments:

Financial Asset or Liability	Category
Cash and cash equivalents	amortized cost
Receivables	amortized cost
Reclamation deposits	amortized cost
Accounts payable and accrued liabilities	amortized cost
Amounts owing to related parties	amortized cost

Financial instruments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;

•

Level 3 – Inputs that are not based on observable market data.

(l)

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received net of direct issuance costs.  The Company has its common shares as equity instruments.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2020 and 2019

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(m)

Leases

Leases in terms of which the Company assumed substantially all the risks and rewards of ownership were classified as finance leases.  Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments.  Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.  Leases in terms of which the Company does not assume substantially all the risks and rewards of ownership were classified as operating leases, which were recognised as an expense on a straight-line basis over the lease term.

A 12 month rental agreement for the office space has been signed for the fiscal year ending January 31, 2021.  As the rental was classified as an operating lease in the prior fiscal years and the Company does not assume substantially all the risks and rewards of ownership of the asset, the Company has decided that it is appropriate to treat the office rental contract on a straight-line expense basis over the contract term.  The payments for the rental amount to a total of $87,928 (2020 - $78,558) for the fiscal year.  This amount will show on the Statement of Comprehensive Loss as Office Rent.

(n)

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability.  The unwinding of the discount is recognized as a finance cost.  The Company has not recognized any legal or constructive obligations based on past events during the current period.

(o)

Finance costs

Finance costs comprise interest expense on borrowings and the reversal of the discount on provisions.  Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in the income statement using the effective interest method.  The Company currently does not have any finance costs.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2020 and 2019

4.

RECENTLY ADOPTED ACCOUNTING STANDARDS, AND ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Certain pronouncements that were issued by the International Accounting Standards Board (“IASB”) or the International Financial Reporting Interpretations Committee (“IFRIC”) and that are mandatory for current or future accounting periods have been discussed below.  Pronouncements that are not applicable or do not have a significant impact or for any items that are in effect and the adoption of the standard had no impact to the Company, may have been excluded from the discussion below.

The Company has not yet applied the following new standards, interpretations and amendments to standards that have been issued as at January 31, 2020 but are not yet effective.

(a)

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16, replacing IAS 17, “Leases”.  IFRS 16 provides a single lessee accounting model and requires the lessee to recognize assets and liabilities for all leases on its balance sheet providing the reader with greater transparency of an entity’s lease obligations.  IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption provided.

As at February 1, 2019, the Company held a twelve month rental lease for the office premises space.  As the rental was classified as an operating lease in the prior fiscal years and the Company does not assume substantially all the risks and rewards of ownership of the asset and the renewal of the rental lease was for a 12 month period, the Company has decided that it is appropriate to treat the office rental contract on a straight-line expense basis over the lease term.

In July 2019, the Company was granted a mining lease for the Morrison project.  According to IFRS 16, an entity shall apply this Standard to all leases except for leases to explore for or use minerals, oil, natural gas and similar non-regenerative resources.  Therefore, this lease is not subject to treatment under IFRS 16.

The implementation of IFRS 16 did not have an impact to the Company’s January 31, 2020 financial statements.

(b)

IFRIC 23 — Uncertainty over Income Tax Treatments

IFRIC 23 clarifies the recognition and measurement requirements when there is uncertainty over income tax treatments.  The effect of uncertain tax treatments are recognized at the most likely amount or expected value.  An entity applies IFRIC 23 for annual reporting periods beginning on or after January 1, 2019.

The Company adopted IFRIC 23 on February 1, 2019 with retrospective application.  The adoption of IFRIC 23 did not affect our financial results or disclosures.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2020 and 2019

4.

RECENTLY ADOPTED ACCOUNTING STANDARDS, AND ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE (cont’d)

(c)

IFRS 3 - Business combinations

Amendments to IFRS 3, issued in October 2018, provide clarification on the definition of a business. The amendments permit a simplified assessment to determine whether a transaction should be accounted for as a business combination or as an asset acquisition.

The amendments are effective for transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020.

(d)

IAS 1 - Presentation of financial statements

Amendments to IAS 1, issued in October 2018, provide clarification on the definition of “material” and how it should be applied.  The amendments also align the definition of material across International Financial Reporting Standards and other publications.

The amendments are effective for annual periods beginning on or after January 1, 2020 and are required to be applied prospectively.  The Company does not expect these amendments to have a significant impact on its financial statements.

5.

MINERAL PROPERTY INTERESTS

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral claims.  The Company has investigated title to all of its mineral property interests and, to the best of its knowledge, title to all of its interests are in good standing.  The mineral property interests in which the Company has committed to earn an interest are located in Canada.

Morrison claims, Canada	April 30, 2020	January 31, 2020

Balance, beginning and end of period	$ 4,832,500	$ 4,832,500

Copper claims

The Company holds a 100% interest in certain mineral claims located in the Granisle area of B.C., subject to a 3% NSR royalty.  These claims are located near the Morrison claims.  The Company has met its requirements to maintain its recorded interest in the mineral claims with the Province of B.C. until 2021 and there are no other payments required until that year.  During the year ended January 31, 2005 the previously capitalized amounts were written-off to operations.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2020 and 2019

5.

MINERAL PROPERTY INTERESTS (cont’d)

CUB claims

The Company holds a 100% interest in certain mineral claims located in the Granisle area of B.C., subject to a 3% NSR royalty.  These claims are located near the Morrison claims.  The Company has met its requirements to maintain its recorded interest in the mineral claims with the Province of B.C. until 2021 and there are no other payments required until that year.  During the year ended January 31, 2005 the previously capitalized amounts were written-off to operations.

Hearne Hill claims

The Company held a 100% interest in the Hearne Hill claims located in the Omineca District of the Province of British Columbia (“B.C.”).  During the year ended January 31, 2006, the previously capitalized amounts were written-off to operations.  The Hearne Hill claims were subject to a legal claim, which was settled in during the year ended January 31, 2009.  Pursuant to the settlement, the Company retains the right, title and interest in and to all claims that were the subject of the action, with the exception of Mineral Tenure No. 242812 (the “Hearne 1 Claim”) and Mineral Tenure No. 242813 (the “Hearne 2 Claim”), which were transferred to the plaintiff optionors.  No cash payment was made to the plaintiffs and all claims in the action have been dismissed.

Morrison claims

On April 19, 2004, the Company and Noranda Mining and Exploration Inc, “Noranda" (which was subsequently acquired by Falconbridge Limited, "Falconbridge", which was subsequently acquired by Xstrata LLP, "Xstrata”, which was subsequently acquired by Glencore PLC, "Glencore”) signed an agreement whereby Noranda agreed to sell its remaining 50% interest to the Company such that the Company would have a 100% interest in the Morrison claims.

In order to obtain the remaining 50% interest, the Company agreed to:

i)

on or before June 19, 2004, pay $1,000,000 (paid to Noranda), issue 250,000 common shares  (issued to Noranda) and issue 250,000 share purchase warrants exercisable at $4.05 per share until June 5, 2006 (issued to Noranda);

ii)

pay $1,000,000 on or before October 19, 2005 (paid to Falconbridge);

iii)

pay $1,500,000 on or before April 19, 2007 (paid to Falconbridge); and

iv)

issue 250,000 common shares on or before commencement of commercial production.  In the event the trading price of the Company’s common shares is below $4.00 per share, the Company is obligated to pay, in cash, the difference between $1,000,000 and the average trading price which is less than $4.00 per share multiplied by 250,000 common shares.

The Company agreed to execute a re-transfer of its 100% interest to Falconbridge if the Company fails to comply with the terms of the agreement.  This re-transfer is held by a mutually acceptable third party until the final issue of shares has been made.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2020 and 2019

5.

MINERAL PROPERTY INTERESTS (cont’d)

Morrison claims (cont’d)

The Company has also acquired a 100% interest in certain mineral claims adjacent to the Morrison claims, subject to 1.5% NSR royalty.  On January 7, 2005, the Company signed an agreement to acquire an option for a 100% interest in additional claims in the Omineca District of B.C.  As consideration, the Company issued 45,000 common shares at a value of $180,000.

The Company started exploration of the Morrison property in October 1997. A positive Feasibility Study, as defined by National Instrument 43-101, was released by the Company for the Morrison Copper/Gold Project in February 2009.  The study described the scope, design and financial viability of a conventional open pit mine with a 30,000 tonnes per day mill with a 21 year mine life.  The mineral reserve estimates have been prepared and classified in accordance with CIM Classification established under National Instrument 43-101 of the Canadian Securities Administrators.  The reserve estimate takes into consideration all geologic, mining, milling and economic factors and is stated according to the Canadian Standards.  Under US standards, no reserve declaration is possible until financing and permits are acquired.

The Company has progressed to the certificate/permit stage of the exploration and evaluation of the Morrison property.

On July 19, 2019, the Chief Gold Commissioner for BC issued a mining lease in the area known as the Morrison mine project and is comprised of mineral claims 625123, 625143 and 625183, encompassing approximately 1,090 hectares, for an initial term of one year.  In April 2020, the lease was protected from expiry until December 31, 2021.  A recorded holder of a mining lease may register an application to renew the term of the mining lease for a period of up to thirty years.  The renewal of the term of a mining lease is subject to the approval of the Chief Gold Commissioner that the mining lease is required for a mining activity.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2020 and 2019

6.

EXPLORATION AND EVALUATION ASSETS

Morrison claims, Canada	Three Month Period ended April 30,
	2020	2019

Balance, beginning of period	$24,880,659	$24,870,119

Exploration and evaluation costs
Additions
Staking and recording	-	-
Environmental
Sub-contracts and labour	-	-
Scoping/Feasibility study
Sub-contracts and labour	-	-

Total Exploration and evaluation costs for the period	$-	$-

Balance, end of period	$24,880,659	$24,870,119

7.

EQUIPMENT, VEHICLES AND FURNITURE

	Balance February 1, 2020	Additions for period	Disposals for period	Balance April 30, 2020

Automobile
Value at Cost	$62,633	$-	$-	$62,633
Accumulated Depreciation	(9,395)	(3,993)	-	(13,388)
Net book value	$53,238	$(3,993)	$-	$49,245

Office furniture and equipment
Value at Cost	$23,397	$-	$-	$23,397
Accumulated Depreciation	(22,669)	(37)	-	(22,706)
Net book value	$728	$(37)	$-	$691

Computer equipment
Value at Cost	$97,620	$-	$-	$97,620
Accumulated Depreciation	(96,375)	(138)	-	(96,513)
Net book value	$1,245	$(138)	$-	$1,107

Totals	$55,211	$(4,168)	$-	$51,043

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2020 and 2019

7.

EQUIPMENT, VEHICLES AND FURNITURE (cont’d)

	Balance February 1, 2019	Additions for period	Disposals for period	Balance January 31, 2020

Automobile
Value at Cost	$67,320	$62,633	$(67,230)	$62,633
Accumulated Depreciation	(65,011)	(9,395)	65,011	(9,395)
Net book value	$2,309	$53,238	$(2,309)	$53,238

Office furniture and equipment
Value at Cost	$23,397	$-	$-	$23,397
Accumulated Depreciation	(22,487)	(182)	-	(22,669)
Net book value	$910	$(182)	$-	$728

Computer equipment
Value at Cost	$97,620	$-	$-	$97,620
Accumulated Depreciation	(95,366)	(1,009)	-	(96,375)
Net book value	$2,254	$(1,009)	$-	$1,245

Totals	$5,473	$52,047	$(2,309)	$55,211

8.

SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS

Authorized Share Capital:  100,000,000 common shares without par value

During the three month period ended April 30, 2020, the Company did not announce or complete any private placements.

During the three month period ended April 30, 2019, the Company did not announce or complete any private placements.

Option based payments

During the fiscal year ended January 31, 2004, the Company adopted an equity settled stock option plan whereby the Company can reserve approximately 20% of its outstanding shares for issuance to Eligible Persons (as defined by the policies of the TSX Venture Exchange and/or National Instrument 45-106).  Under the plan, the exercise price of each option equals the market price of the Company’s stock as calculated on the date of grant.  These options can be granted for a maximum term of 10 years.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2020 and 2019

8.

SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS (cont’d)

Option based payments (cont’d)

During the three month period ended April 30, 2020, no stock options were exercised (2019 - nil) at an exercise price of $nil (2019 - $nil) for total proceeds of $nil (2019 - $nil).

During the three month period ended April 30, 2020, no stock options were granted (2019 - nil) at an exercise price of $nil (2019 - $nil).  If all the outstanding options were exercised, the Company would receive $4,375,000.

During the three month period ended April 30, 2020, no stock options were cancelled (2019 - 30,000) at an exercise price of $nil (2019 - $1.00).

Stock option transactions are summarized as follows:

	For the Three Month Period ended April 30,
	2020		2019
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of period	2,975,000	$ 1.47	2,625,000	$ 1.00
Granted	-	-	-	-
Cancelled	-	-	30,000	1.00
Exercised	-	-	-	-

Outstanding, end of period	2,975,000	$ 1.47	2,595,000	$ 1.00

Options exercisable, end of period	2,975,000	$ 1.47	2,595,000	$ 1.00

Weighted average remaining life of outstanding options granted in years		1.10		2.28

The following stock options were outstanding at April 30, 2020:

Number of Options Outstanding	Number Currently Exercisable	Exercise Price	Expiry Date

700,000	700,000	$3.00	October 30, 2020
100,000	100,000	$1.00	February 20, 2021
2,075,000	2,075,000	$1.00	July 18, 2021
100,000	100,000	$1.00	June 26, 2023

Option based payment expense

Total option based payments recognized during the three month period ended April 30, 2020 was $nil (2019 – $nil) which has been recorded in the statements of operations as option based payments with corresponding contributed surplus recorded in shareholders' equity.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2020 and 2019

8.

SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS (cont’d)

Warrants

Warrant transactions are summarized as follows:

	For the Three Month Period ended April 30,
	2020		2019
	Number of Warrants	Exercise Price	Number of Warrants	Exercise Price

Outstanding, beginning of period	-	$ -	1,575,565	$1.00
Expired	-	$ -	-	$-
Exercised	-	$ -	1,575,565	$1.00

Outstanding, end of period	-	$ -	-	$-

No share purchase warrants were outstanding and exercisable at April 30 2020.

9.

LOSS PER SHARE

The weighted average number of common shares outstanding for the period ended April 30, 2020 does not include the nil (2019 - nil) warrants outstanding and the 2,975,000 (2019 - 2,595,000) stock options outstanding as the inclusion of these amounts would be anti-dilutive.  Basic and diluted loss per share is calculated using the weighted-average number of common shares outstanding during the period.

	For the Three Month Period ended April 30,
	2020	2019

Basic and diluted loss per common share	$ (0.01)	$ (0.01)

Weighted average number of common shares outstanding (basic and diluted)	16,766,969	15,591,464

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2020 and 2019

10.

TRANSACTIONS WITH AND AMOUNTS OWING TO RELATED PARTIES

The Company entered into the following transactions with related parties:

	For the Three Month Period ended April 30,
	2020			2019
	Amounts paid or payable	Option based payment	Owed at period end	Amounts paid or payable	Option based payment	Owed at period end
Paid to a director for:
investor relations	$ 33,000	$ -	$ 13,949	$ 132,000	$ -	$ 147,490
consulting (a)	-	-	-	-	-	-
consulting (b)	225	-	-	225	-	-

Paid to a company officer (c)	11,888	-	2,520	12,125	-	6,211

	$ 45,113	$ -	$ 16,469	$ 144,350	$ -	$ 153,701

a)

fees for project management services which have been capitalized to subcontracts on the Morrison claims and option based payments which have been allocated to operating expenses as consulting fees.

b)

fees for services which have been allocated to operating expenses as consulting fees.

c)

for accounting and management services.

These transactions were in the normal course of operations and have been measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties.  The amounts owing are non-interest bearing, unsecured and have no fixed terms of repayment.

Compensation of key management personnel

Key management personnel include directors and executive officers of the Company.  The option based payment amounts (non-cash item) and compensation paid or payable to key management personnel is as follows:

For the Three Month Period ended April 30,
	2020	2019

Remuneration or fees	$ 47,113	$ 146,350
Option based payments (non-cash item)	-	-

Total compensation for key management personnel	$ 47,113	$ 146,350

11.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	For the Three Month Period ended April 30,
	2020	2019

Non-cash transactions were as follows:
deferred exploration expense recorded as accounts payable	$ -	$ -
deferred exploration expense recorded as owing to related parties	$ -	$ -

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2020 and 2019

12.

SEGMENTED INFORMATION

The Company has determined that it had only one operating segment, i.e. mining exploration.  The Company’s mining operations are centralized whereby the Company’s head office is responsible for the exploration results and to provide support in addressing local and regional issues.  As at April 30, 2020 and 2019, the Company’s assets are all located in Canada (Notes 5 and 7).

13.

FINANCIAL INSTRUMENTS & FINANCIAL RISK MANAGEMENT

The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, amounts due to related parties, accrued liabilities and reclamation deposits.  The carrying values of these financial instruments approximate their fair values due to their relatively short periods to maturity.

The Company’s financial instruments carried at fair value are as follows:

Fair Value At April 30, 2020
	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$ 1,815,634	$ -	$ -

Fair Value At January 31, 2020
	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$ 1,887,924	$ -	$ -

The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company's activities.  The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. The Board has implemented and monitors compliance with risk management policies.

The Company has some exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.  This note presents information about the Company's exposure to each of the above risks and the Company's objectives, policies and processes for measuring and managing these risks.  Further quantitative disclosures are included throughout these financial statements.

The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company's activities.  The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.  The Board has implemented and monitors compliance with risk management policies.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2020 and 2019

13.

FINANCIAL INSTRUMENTS & FINANCIAL RISK MANAGEMENT (cont’d)

The Company has some exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.  This note presents information about the Company's exposure to each of the above risks and the Company's objectives, policies and processes for measuring and managing these risks.  Further quantitative disclosures are included throughout these financial statements.

(a)

Credit risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.  The Company's receivables primarily relate to Goods & Services Tax input tax credits.  Accordingly, the Company views credit risk on receivables as minimal.

(b)

Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due.  The Company's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company's reputation.

The Company anticipates it will have adequate liquidity to fund its financial liabilities through cash on hand and future equity contributions.

As at April 30, 2020, the Company's financial liabilities were comprised of accounts payable, accrued liabilities and amounts due to related parties which have a maturity of less than one year.

(c)

Market risk

Market risk consists of currency risk, commodity price risk and interest rate risk.  The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates.  Although the Company is considered to be in the exploration stage and has not yet developed commercial mineral interests, the underlying market prices in Canada for minerals are impacted by changes in the exchange rate between the Canadian and United States dollar.  As most of the Company's transactions are currently denominated in Canadian dollars, the Company is not exposed to foreign currency exchange risk at this time.

Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices.  Commodity prices for minerals are impacted by world economic events that dictate the levels of supply and demand as well as the relationship between the Canadian and United States dollar, as outlined above.  As the Company has not yet developed commercial mineral interests, it is not exposed to commodity price risk at this time.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2020 and 2019

15.

FINANCIAL INSTRUMENTS & FINANCIAL RISK MANAGEMENT (cont’d)

(c)

Market risk (cont’d)

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  As the Company has no debt or interest-earning investments, it is not exposed to interest rate risk at this time.

16.

CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the exploration of its mineral properties.  The Board of Directors have not established a quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.  The Company defines capital that it manages as share capital.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company is in the business of mineral exploration and has no source of operating revenue.  Operations are financed through the issuance of capital stock.  Capital raised is held in cash in an interest bearing bank account until such time as it is required to pay operating expenses or resource property costs.  The Company is not subject to any externally imposed capital restrictions.  Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities.  The Company’s objectives have not changed during the period ended April 30, 2020.

17.

EVENTS AFTER REPORTING DATE

Subsequent to the end of the period, the Company has not issued any common shares or announced any private placements.